SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934

(Amendment No. 2)*

LL&E Royalty Trust

(Name of Issuer)

Units of Beneficial Interest

(Title of Class of Securities)

502003 10 6

(CUSIP Number)

Robert Robotti c/o Robotti & Company, Incorporated
110 East 42nd Street, Suite 1100
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 14 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 502003 10 6	Page 2 of 14 Pages

1.	Names of Reporting Persons Robert E. Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,636,573

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 1,636,573

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,636,573

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
8.6%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 502003 10 6	Page 3 of 14 Pages

1.	Names of Reporting Persons Robotti & Company, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 65,800

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 65,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
65,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 502003 10 6	Page 4 of 14 Pages

1.	Names of Reporting Persons Robotti & Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 64,500

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 64,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
64,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, BD

Schedule 13D
CUSIP No. 502003 10 6	Page 5 of 14 Pages

1.	Names of Reporting Persons Robotti & Company Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,300

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 1,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 502003 10 6	Page 6 of 14 Pages

1.	Names of Reporting Persons Kenneth R. Wasiak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,570,773

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 1,570,773

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,570,773

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
8.3%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 502003 10 6	Page 7 of 14 Pages

1.	Names of Reporting Persons Ravenswood Management Company, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,570,773

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 1,570,773

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,570,773

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
8.3%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 502003 10 6	Page 8 of 14 Pages

1.	Names of Reporting Persons The Ravenswood Investment Company, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,110,175

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 1,110,175

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,110,175

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
5.9%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 502003 10 6	Page 9 of 14 Pages

1.	Names of Reporting Persons Ravenswood Investments III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 460,598

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 460,598

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
460,598

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
2.4%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 502003 10 6	Page 10 of 14 Pages

                 This Statement on Schedule 13D Amendment No. 2 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends the Initial Statement of Beneficial Ownership on Schedule 13D relating to Units of Beneficial Interest (the "Units") of LL&E Royalty Trust (the "Issuer"), filed on October 23, 2008 with the Commission as amended by Amendment No. 1 thereto, filed with the Commission on February 9, 2009 (as so amended, the "Amended Statement"), as specifically set forth herein.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 2.	Identity and Background

Item 2 of the Amended Statement is hereby amended and restated to read as follows:

                 (a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P. ("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Wasiak, RMC, and RIC the "Reporting Persons").

               Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors.  Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended

               Mr. Wasiak is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Pustorino, Puglisi & Company, P.C.  Each of Messrs. Robotti and Wasiak are Managing Member of RMC.  RMC, a New York limited liability company, is the general partner of RIC and RI.  RIC and RI, New York limited partnerships, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.

               The address of each of the Reporting Persons other than Mr. Wasiak, RMC, RIC, and RI is 110 East 42nd Street, Suite 1100, New York, New York 10017.  RMC's, RIC's, and RI's address is 104 Gloucester Road, Massapequa, New York 11758.  Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

                Executive Officers and Directors:

                In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company, and Robotti & Company Advisors is included in Schedule A hereto and is incorporated by reference herein.

              (d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 502003 10 6			Page 11 of 14 Pages

Item 3.			Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

                      The aggregate purchase price of the 64,500 Units held by Robotti & Company is $157,264.46 (including brokerage fees and expenses).  All of the Units beneficially held by Robotti & Company were paid for using the personal funds of its discretionary customers.

                      The aggregate purchase price of the 1,300 Units held by Robotti & Company is $31 (including brokerage fees and expenses).  All of the Units beneficially held by Robotti & Company were paid for using the personal funds of its discretionary customers.

                The aggregate purchase price of the 1,110,175 Units held by RIC is $1,719,882.32 (including brokerage fees and expenses).  All of the Units beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 460,598 Units held by RI is $762,410.01 (including brokerage fees and expenses). All of the Units beneficially held by RI were paid for using its working capital.

Item 5.			Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

                (a)-(b) As of June 10, 2009, the aggregate number of Units and percentage of the outstanding Units of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Units	Number of Units: Sole Power to Vote or Dispose	Number of Units: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)	1,636,573	0	1,636,573	8.62%
ROBT (1)(2)	65,800	0	65,800	**
Robotti & Company (1)	64,500	0	64,500	**
Robotti & Company Advisors	1,300	0	1,300	**
Wasiak (1)(3)(4)	1,570,773	0	1,570,773	8.27%
RMC (1)(3)(4)	1,570,773	0	1,570,773	8.27%
RIC (1)	1,110,175	0	1,110,175	5.85%
RI (1)	460,598	0	460,598	2.43%

                 *  Based on 18,991,304 Units of Beneficial Interest outstanding as of January 29, 2009 as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended September 30, 2008.

                 *  Less than one percent.

                (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons except to the extent of such Reporting Person's pecuniary interest therein, if any.
                (2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 64,500 Units owned by the discretionary customers of Robotti & Company.
                (3) Each of Mr. Robotti and ROBT share with Robotti & Company Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,300 Units owned by the discretionary customers of Robotti & Company

SCHEDULE 13D
CUSIP No. 502003 10 6			Page 12 of 14 Pages

                (4) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,110,175 Units owned by RIC.
                (5) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 460,598 Units owned by RI.

(c) The table below lists all the transactions in the Issuer's Units in the past sixty days by the Reporting Persons. All such transactions were made by RIC and RI in the open market.

Transactions in Units Within The Past Sixty Days*

Party	Date of Purchase/ Sale	Number of Units	Buy/Sell	Price Per Unit

RIC	06/03/2009	700	BUY	$0.5514
RIC	06/04/2009	116,830	BUY	$0.55
RI	06/04/2009	50,070	BUY	$0.55
RIC	06/05/2009	350,000	BUY	$0.56
RI	06/05/2009	150,000	BUY	$0.56
RIC	06/05/2009	(66,938)	SELL	$0.58
RI	06/05/2009	(28,987)	SELL	$0.58
RIC	06/08/2009	2,100	BUY	$0.55
RI	06/08/2009	900	BUY	$0.55

                *In addition to the transactions listed above, during the period one or more Discretionary Customers of Robotti & Company, owning a total of 1,300 Units, became Advisory Clients of Robotti & Company Advisors.

(d)

Robotti & Company's discretionary customers and Robotti Advisors' clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, Units owned by them.  Except as set forth in the immediately preceding sentence, no Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Units beneficially owned by the Reporting Persons.

(e)			Not Applicable.

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SCHEDULE 13D
CUSIP No. 502003 10 6			Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	June 10, 2009

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Kenneth R. Wasiak

	Name: Robert E. Robotti		Kenneth R. Wasiak
Title: President and Treasurer

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

Ravenswood Investments III, L.P.		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
By:	Ravenswood Management Company, L.L.C.		Title: Managing Member
Its General Partner

By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member

SCHEDULE 13D
CUSIP No. 502003 10 6	Page 14 of 14 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of each of the entities named below as of the date hereof.

Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	110 East 42nd Street, Suite 1100, New York, New York 10017

Name:	Joseph E. Reilly
(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	110 East 42nd Street, Suite 1100, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue, New York, New York 10022

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